Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in the Registration Statement on Form S-3 of Treasure Global Inc and its subsidiaries (collectively the “Company”) of our report dated September 28, 2023, relating to the audit of the consolidated balance sheet of the Company as of June 30, 2023, and the related consolidated statement of operations and comprehensive loss, changes in stockholders’ deficiency, and cash flows for the year ended June 30, 2023 and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
March 22, 2024	Certified Public Accountants
PCAOB ID: 1171